SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                 SEC FILE NUMBER  0-25736
                                                 CUSIP NUMBER

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10K and Form 10-KSB     [  ] Form 11-K

             [  ]Form 20F                     [  ] Form 10-Q

                                              [  ] Form N-SAR

For Period Ended:   End of Fiscal Year: June 30, 1997
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[  ] Transition Report on Form 10-K     [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20F      [  ] Transition report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                        Part I. Registration Information

Full name of registrant:    SYNCRONYS SOFTCORP
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Former name if applicable:


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Address of principal executive office (Street and number)

3958 Ince Boulevard
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City, State and Zip Code:     Culver City, CA 90232
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                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         As stated in a letter dated September 30, 1997 from KPMG Peat Marwick LLP, the Company's independent auditors ("KPMG"), the Company has been engaged in on-going discussions with KPMG regarding the accounting treatment of channel sales and the appropriate reserves. Additionally, the Company's Chief Financial Officer recently resigned, and, although the Company has hired a new Chief Financial Officer, the transition caused a delay in the Company's financial reporting. These factors resulted in the Company's inability to close its books for the year ended June 30, 1997 and therefore timely file the subject report.



                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

    Daniel Taylor                  310                     842-9203
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       (Name)                   (Area code)            (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [ X ] Yes   [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ X ] Yes   [   ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                               SYNCRONYS SOFTCORP
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: October 1, 1997                    By:  /S/ Rainer Poertner
                                                 Name:  Rainer Poertner
                                                 Title: Chief Executive Officer
                                                        and President

                                 Supplement to

                                  FORM 12B-25

                                       of

                               SYNCRONYS SOFTCORP

                             dated October 1, 1997



                              PART III. NARRATIVE

         During September 1997, the Company's Chief Financial Officer resigned her position before completion of the Company's financial statements as of and for the year ended June 30, 1997. Accordingly, the auditors' report and the financial statements to be included in Form 10-KSB could not be completed and filed in a timely manner.


                           PART IV. OTHER INFORMATION

         3. The Company anticipates that the loss incurred for the year ended June 30, 1997 will be less than the loss incurred in the prior year. However, given the circumstances discussed in Part III of this Form 12b-25, an estimate of the actual results of operations for that period cannot be made as of the date of this filing.

                      Letterhead of KPMG Peat Marwick LLP
                        21700 Oxnard Street, Suite 1200
                            Woodland Hills, CA 91367


                                             September 30, 1997


Syncronys Softcorp
Culver City, California

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Syncronys Softcorp on or about September 30, 1997, which contains notification of the registrant's inability to file its Form 10-KSB by September 30, 1997. We have read the Compnay's statements contained in
Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the financial statements for the year ended June 30, 1997, to be included in Form 10-KSB.


                                             Very truly yours,


                                             KPMG Peat Marwick LLP